FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instructions 1(b).


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

_______________________________________________________________________________
1. Name and Address of Reporting Person

   Jonas             Jeffrey                M.
-----------------------------------------------------
   (Last)            (First)            (Middle)

   5353 Sunset Drive
-----------------------------------------------------
                     (Street)

   Kansas City            MO            64112
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   AVAX TECHNOLOGIES, INC. (AVXT)

_______________________________________________________________________________
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


_______________________________________________________________________________
4. Statement for Month/Year

   September 1997

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)



_______________________________________________________________________________
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ ] 10% Owner
   [x] Director
   [x] Officer (give title below)
   [ ] Other (specify below)

   President & Chief Executive Officer

   --------------------------------------------------

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------
N/A



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned                    61102 02
                             (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                           Title and                            Ownership
                                          Number of     Date Exer-         Amount of                            Form of
                                          Derivative    cisable and        Underlying               Number of   Deriv-
                                          Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-   Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)      (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Non-
Statutory
Stock                                                                     Common
Option(1)   $4.50      9/3/97    J(2)    150,000      9/1/97(3)  9/1/04   Stock   150,000     0      468,872.5    D

Explanation of Responses:

(1)  Represents a Right to Purchase.
(2)  Acquired through Authorization of the Board of Directors.
(3) The Option vests at a rate of 1/12 per quarter commencing on September 1, 1997 and ending on June 1, 2000.



               /s/   Jeffrey M. Jonas                       September 10, 1997
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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